FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of September 2017

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X   Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding discloseable and connected transaction for transfer of Taishan power interest of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on September 29,  2017.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DISCLOSEABLE AND CONNECTED TRANSACTION
 REGARDING TRANSFER OF TAISHAN POWER INTEREST

On 28 September 2017, Shandong Company entered into the Transfer Agreement with HETHC, pursuant to which Shandong Company proposed to transfer its 56.53% equity interests in Taishan Power to HETHC at a price of RMB780.7774 million. Following the completion, Shandong Company will no longer hold any interest in Taishan Power, and Taishan Power will no longer be included in the consolidated financial statements of the Company.

As of the date of this announcement, the Company holds an 80% equity interest in Shandong Company and Huaneng Group holds a 100% interest in HETHC. Huaneng Group holds a 75% direct interest and a 25% indirect interest in HIPDC, while HIPDC, being the direct controlling shareholder of the Company, holds a 33.33% interest in the Company. Huaneng Group also holds a 10.23% direct interest in the Company and holds a 3.11% indirect interest in the Company through Huaneng HK and a 0.49% indirect interest in the Company through China Huaneng Finance Corporation Limited. HETHC is an associate of Huaneng Group. Under relevant provisions of the Hong Kong Listing Rules, the Transfer constitutes a connected transaction of the Company.

According to relevant percentage ratios as defined pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Transfer constitutes a discloseable transaction under Chapter 14 of the Hong Kong Listing Rules. The Transfer also constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the Transfer exceeds 0.1% but does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, therefore, the Company is only required to comply with the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirements.

BACKGROUND

On 28 September 2017, Shandong Company entered into the Transfer Agreement with HETHC, pursuant to which Shandong Company proposed to transfer its 56.53% equity interests in Taishan Power to HETHC at a price of RMB780.7774 million. Following the completion, Shandong Company will no longer hold any interest in Taishan Power, and Taishan Power will no longer be included in the consolidated financial statements of the Company.

RELATIONSHIP BETWEEN THE COMPANY, SHANDONG COMPANY, HUANENG GROUP, HIPDC AND HETHC

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power suppliers in China. As at the date of publication of this announcement, the Company’s controlled generation capacity is 101,698 MW and the equity based generation capacity is 90,796 MW.

Shandong Company is a subsidiary of the Company, and is mainly engaged in the development, investment, construction, management of the electric (heat) power projects, investment of coal, transportations and relevant industries; business in purchase and sell of power; consultant service on thermal power technology and so on.

Huaneng Group is principally engaged in the operation and management of enterprises investments, development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

HIPDC is a sino-foreign joint venture whose incorporation was approved by the State Council, and its principal business is development, construction and operation of power plants in China nationwide.

HETHC, founded in 2002, is a wholly-owned subsidiary of Huaneng Group, with its principal business scope in distribution and sale of coal, investment and management of energy and transportation infrastructure projects regarding coal, road, harbour, shipping etc., international tendering&bidding agency, import&export business, investment and management of industrial projects, wealth trustee management and consulting etc.

As of the date of this announcement, the Company holds an 80% equity interest in Shandong Company and Huaneng Group holds a 100% interest in HETHC. Huaneng Group holds a 75% direct interest and a 25% indirect interest in HIPDC, while HIPDC, being the direct controlling shareholder of the Company, holds a 33.33% interest in the Company. Huaneng Group also holds a 10.23% direct interest in the Company and holds a 3.11% indirect interest in the Company through Huaneng HK and a 0.49% indirect interest in the Company through China Huaneng Finance Corporation Limited. HETHC is an associate of Huaneng Group. Under relevant provisions of the Hong Kong Listing Rules, the Transfer constitutes a connected transaction of the Company.

As of the date of this announcement, the relationship between the Company and HETHC is illustrated as follows:

*
Huaneng Group, through its wholly owned subsidiary i.e. Huaeng HK, indirectly holds 100% of Pro- Power Investment Limited while Pro-Power Investment Limited holds a 25% interest in HIPDC. Therefore, Huaneng Group holds a 25% indirect interest in HIPDC.

**
Huaneng Group holds a 10.23% direct interest in the Company. It also holds a 3.11% indirect interest in the Company through Huaneng HK (a wholly-owned subsidiary of Huaneng Group) and a 0.49% indirect interest in the Company through China Huaneng Finance Corporation Limited (a controlling subsidiary of Huaneng Group).

Therefore, under the Hong Kong Listing Rules, Huaneng Group and its associates (including HETHC) are connected persons of the Company.

TRANSFER AGREEMENT

The major terms of the Transfer Agreement are as follows:

1.	Date:	28 September 2017

2.	Parties:	(i)	Shandong Company; and

		(ii)	HETHC.

3.
Consideration: Shandong Company agrees to transfer its equity interests in Taishan Power to HETHC, while HETHC agrees to pay the consideration of RMB780.7774 million to Shandong Company. The consideration is agreed by both parties after arm’s length negotiation and is determined primarily by taking into account the following factors and having regard to the results of the asset valuation report: (i) the undistributed profits of the Target Company as of the base date and the corresponding portion of the Target Interests to which HETHC shall be entitled, whether or not the same was declared before or after the completion; (ii) the profit and loss and other aggregate income of Target Company arising from 1 July 2017 to the completion date proportional to the Target Interests which HETHC shall be entitled to and assumed.

4.	Method of Payment: HETHC will pay the consideration by way of cash.

5.
Payment Schedule: Unless otherwise agreed between the parties, HETHC shall pay 50% of the consideration on 30 September 2017, and pay the remaining 50% within 5 working days following the completion of registration of change of business in relation to the Target Interest.

6.
Completion and Timing for Registration: Subject to satisfaction or waiver of all the conditions precedent, and unless otherwise specified by the parties, Shandong Company and HETHC shall complete the Transfer on 30 September 2017.

7.	Condition Precedent

	(i)	Conditions to the Transfer for fulfilment by both parties

Both parties bear their respective obligations to procure the Transfer and shall make their best efforts to satisfy the following conditions (where any or all of which may be wholly or partly waived by Shandong Company and HETHC, as the case may be, to the extent which are permissible under applicable laws and regulations). Neither party shall have any obligation to complete the Transfer unless and until all the following conditions are satisfied or waived:

(a)
Transfer Agreement and the Transfer have been approved by the internal decision- making bodies of both parties in accordance with necessary procedures pursuant to their respective articles of association and applicable laws and regulations;

\		(b)
no government agency of competent jurisdiction has published or promulgated any law, rule or regulation that prohibits the completion of the Transfer; and no court of competent jurisdiction has released any order or injunction that prevents the completion of the Transfer;

(c)
all necessary approvals, consents, filings and certificates required from governments or their designated authorities as well as all material third-party consents required for the Transfer Agreement and the Transfer have been obtained, except for legal proceedings that can only be attended to after the completion of the Transfer in accordance with applicable laws and regulations and the documents derived therefrom.

	(ii)	Conditions to the Transfer for fulfilment by Shandong Company

The obligations of Shandong Company to complete the Transfer are conditional upon the satisfaction of each of the following conditions on or before the completion date, which may be wholly or partly waived by Shandong Company to the extent which and permissible under applicable laws and regulations:

		(a)	the representations and warranties made by HETHC in the Transfer Agreement are true and accurate in all material respects and there are no material omissions as at the completion date; and

		(b)	HETHC has performed and observed the terms under the Transfer Agreement to be performed and observed on its part in all material respects.

	(iii)	Conditions to the Transfer for fulfilment by HETHC

The obligations of HETHC to complete the Transfer are conditional upon the satisfaction of each of the following conditions on or before the completion date, which may be wholly or partly waived by HETHC to the extent permitted by applicable laws and regulations:

		(a)	the representations and warranties made by Shandong Company in the Transfer Agreement are true and accurate in all material respects and there are no material omissions as at the Completion Date; and

		(b)	Shandong Company has performed and observed the terms under the Transfer Agreement to be performed and observed on its part in all material respects.

8.	Effectiveness: The Transfer Agreement shall become effective upon being duly signed by Shandong Company and HETHC.

9.
Transition Arrangements: Both parties agree that HETHC shall be entitled to assume the profit and loss and other aggregate income of Target Company arising from 1 July 2017 to the completion date proportional to the Target Interests. Shandong Company undertakes to perform its duty of diligence in relation to the Target Interests, and to maintain Target Company and relevant businesses under reasonable and normal management and operation.

10.
Indemnity/compensation: Each party shall promptly indemnify and hold the other party harmless from and against any and all losses and expenses arising out of or in connection with its breach of any provisions (including any of its representations, warranties, commitments and undertakings) of the Transfer Agreement. For avoidance of doubt, the parties agree that the amount of indemnity to be made under the Transfer Agreement shall be calculated by either Shandong Company or HETHC (as appropriate) based on the percentage of equity interests in the Target Company to be transferred to HETHC under the Transfer.

INFORMATION OF TAISHAN POWER

Taishan Power, founded and registered in October 1998, is a controlling subsidiary of Shandong Company. Its main business scope includes development, investment, management of cables; sale of electrical products; electrical engineering installation and construction; mechanical processing; technical advisory services; metal materials; sale of chemical products (excluding dangerous goods)

(where permit is required for operation) (if projects are subject to approval, then approval will be required from relevant department(s) prior to commencement of operation) approval). Currently, Shandong Company holds 56.53% interest in Taishan Power while Tai’an State-owned Assets Management Co., Ltd. holds the remaining 43.47%. Tai’an State-owned Assets Management Co., Ltd. has given its written consent to the Transfer and waived its pre-emptive right with respect to the Transfer.

The following sets out certain background information of the subsidiaries, branch companies of Taishan Power:

No.	Company name	Registered Capital (RMB)	Shareholding percentage by Taishan Power	Business Scope
1	Shandong Liaocheng Heat Power Property Limited Liability Company	50,658,000	75%
Maintenance of housing and living infrastructure; green cleaning; road freight; sale of general merchandise, local sundry goods, office articles; internal labour protection appliance; catering and accommodation service (only guest house business) (Projects subject to approval shall be approved by the relevant authorities for business operation.)

1-1	Shandong Liaocheng Heat Power Property Limited Liability Company Guest House	N/A	branch company
Accommodation; catering service (including cold dishes; excluding decorative cakes and raw seafood). (Valid Catering Service Licence, Sanitation Permit, Special Trade Licence are required, with term of validity defined therein.)

2	Huaneng Shandong Taifeng New Energy Limited Liability Company	200,000,000	60%
Investment, development, construction and management of photovoltaic power generation project; R&D, manufacture and sale of optical fibre preform (Projects subject to approval shall be approved by the relevant authorities for business operation).

The subject of the Transfer is the interest in Taishan Power held by Shandong Company. The interest is not subject to any mortgage, pledge or any other third party interest, and is not subject to any material dispute, guarantee, litigation or arbitration in relation of relevant assets, and is free from judicial measures such as sealing up and freezing.

SELECTED FINANCIAL INFORMATION OF TAISHAN POWER GROUP

Set out below certain financial information (on a consolidated basis) of Taishan Power Group based on the audit reports prepared by Daxin Certified Public Accounts (Special General Partnership) in accordance with the PRC Accounting Standards for the periods ended 31 December 2015 and 31 December 2016, and the audit report prepared by KPMG Huazhen Certified Public Accountants (Special General Partnership) in accordance with the PRC Accounting Standards for the period ended 30 June 2017:

	As at 31 December 2015	As at 31 December 2016	As at 30 June 2017
	(RMB10,000)	(RMB10,000)	(RMB10,000)

Operating revenue	330,122.34	5,100.83	452.85
Profit before tax	17,966.03	127,843.86	8,188.78
Net profit	13,103.51	97,357.92	6,581.78
Total assets	598,901.06	144,317.09	187,361.86
Net assets	133,415.11	129,140.28	135,722.06

VALUATION OF TARGET INTERESTS

In accordance with the Asset Valuation Report Zhong He Ping Bao Zi (2017) No.BJV6040 issued by ZHONGHE Appraisal Co., Ltd., which is qualified to practice securities and futures related businesses, with 30 June 2017 as the base date, the detailed valuation approach and results are as follows:

Unit: RMB10,000

Company name	Percentage of equity interest	Book value of shareholders’ equity	Approach of application	Approach of conclusion	Appraised value of shareholders’ equity	Increase/ Decrease (amount)	Increase/ Decrease (%)
Target Company
Huaneng Taishan Power Generation Limited	56.53% held by Huaneng Shandong Power Generation Limited	133,175.70	Asset-based approach	Asset-based approach	138,117.36	4,941.66	3.71

According to applicable laws, the said asset valuation report has been duly filed in compliance with state-owned asset appraisal procedure.

PRICING OF THE TRANSFER

According to valuation report, the total assets, total liabilities and total value of shareholders equity of the Target Company amounted to RMB1,390.7725 million, RMB9.5989 million and RMB1,381.1736 million respectively as at the base date. With agreement upon discussion, the transferee shall pay the transferor for the Target Interests in a total price of RMB780.7774 million.

PURPOSE OF THE TRANSFER AND THE EFFECT ON THE COMPANY

In 2016, Taishan Power had a total profit of RMB1,278.4385 million (on a consolidated basis), of which approximately RMB1,217 million was an one-off non-recurring gain derived from the sale of the equity interest of its controlling subsidiary. Since Taishan Power has no investment projects that are in line with development strategy of the Company in the next few years and in order to increase the efficiency in use of capital, Shandong Company proposes to recoup its investment by transferring its equity interest in Taishan Power. The Transfer is conducive to the Company by focusing on developing high quality resource business, which is consistent with development strategy of the Company.

HETHC and its shareholder, Huaneng Group, have maintained healthy business development and stable financial position for the last three years. The Board of Directors of the Company is of the view that HETHC is competent to perform the contract and pay the consideration.

Following completion of the Transfer, Taishan Power will not be consolidated into the accounts of the Company. The Transfer will not impose any material impact on the financial position of the Company and will not prejudice the interest of the Company and its shareholders.

IMPLICATIONS UNDER THE HONG KONG LISTING RULES

According to relevant percentage ratios as defined pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Transfer constitutes a discloseable transaction under Chapter 14 of the Hong Kong Listing Rules. The Transfer also constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the Transfer exceeds 0.1% but does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, therefore, the Company is only required to comply with the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirements.

The Board of Directors of the Company has considered and approved the resolution regarding the Transfer. Messrs. Cao Peixi, Guo Junming, Liu Guoyue, Fan Xiaxia and Wang Yongxiang, all being Directors of the Company having related relationship, abstained from voting on the board resolution relating to the Transfer. The resolution was voted by Directors who are not unrelated to the Transfer. The Directors (including independent non-executive Directors) are of the view that, Transfer Agreement was entered into: (i) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); (ii) on terms that are fair and reasonable and are in the interests of the Company and its shareholders as a whole and (iii) in the ordinary and usual course of business of the Company.

DEFINITIONS

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Company”	Huaneng Power International, Inc.;

“Director(s)”	the director(s) (including independent non-executive directors);

“HETHC”	Huaneng Energy and Transportation (Holding) Company Limited;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Huaneng Group”	China Huaneng Group;

“Huaneng HK”	China Hua Neng Group Hong Kong Limited;

“PRC” or “China”	the People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shandong Company”	Huaneng Shandong Power Generation Limited;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Taishan Power” or “Target Company”	Huaneng Taishan Power Generation Limited;

“Taishan Power Group”	Taishan Power and its subsidiaries;

“Target Interests”	the 56.53% equity interests held by Shandong Company in the registered capital of Taishan Power;

“Transfer”	Subject to term and condition of Transfer Agreement, the Company transfer its 56.53% interest in Taishan Power to HETHC at a price of RMB780.7774 million; and

“Transfer Agreement”	the agreement regarding the transfer of equity interests in Huaneng Taishan Power Generation Limited entered into between Shandong Company and HETHC on 28 September 2017.

By order of the Board Huaneng Power International, Inc. Huang Chaoquan Company Secretary

As of the date of the announcement, the directors of the Company are:

Cao Peixi (Executive Director)
Guo Junming (Non-executive Director)
Liu Guoyue (Executive Director)
Fan Xiaxia (Executive Director)
Huang Jian (Non-executive Director)
Wang Yongxiang (Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Yue Heng (Independent Non-executive Director)
Xu Mengzhou (Independent Non-executive Director)
Liu Jizhen (Independent Non-executive Director)
Xu Haifeng (Independent Non-executive Director)
Zhang Xianzhi (Independent Non-executive Director)

Beijing, the PRC
29 September 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Huang Chaoquan

Name:	Huang Chaoquan
Title:	Company Secretary

Date:	September 29, 2017